UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C-TR
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☒ Form C-TR: Termination of Reporting

Name of issuer: Liquid Mining Inc.

Legal status of issuer Form

Corporation

Jurisdiction of Incorporation/Organization

Nevada

Date of organization

November 15, 2021

Physical address of issuer

48 W. Huron Street, Pontiac, MI 48342

Website of issuer

Liquidmining.net

Current number of employees: 4 as of April 26, 2024

April 26, 2024

FORM C-TR

Liquid Mining Inc



This Form C-TR (including the cover page and all exhibits attached hereto, the "Form C- TR") is being furnished by Liquid Mining Inc., an Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-TR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.diviniawater.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for 3 years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-TR is April 26, 2024

THIS FORM C-TR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-TR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-TR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-TR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-TR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-TR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-TR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer

than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

THE COMPANY WILL NO LONGER FILE A REPORT ELECTRONICALLY WITH THE SECURITIES & EXCHANGE COMMISSION ANNUALLY OR POST THE REPORT ON ITS WEBSITE.

THE COMPANY HAS FILED AT LEAST ONE ANNUAL REPORT PURSUANT TO REGULATION CF AND HAS FEWER THAN 300 HOLDERS OF RECORD.

ABOUT THIS FORM C-TR

You should rely only on the information contained in this Form C-TR. We have not authorized anyone to provide you with information different from that contained in this Form C-TR. You should assume that the information contained in this Form C-TR is accurate only as of the date of this Form C-TR, regardless of the time of delivery of this Form C-TR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Business

Liquid Mining Inc. ("LMI") is a corporation organized in the State of Nevada whose business includes the mining of digital assets, blockchain infrastructure, and mining hardware hosting. LMI believes that the growth of these separate businesses will continue at above-normal growth rates for the foreseeable future. LMI leases 15,000 square feet of space with an option on an additional 60,000 sf with an option to purchase the entire 75,000 sf. The power available is sufficient for over 3,000 Bitcoin miner units which could generate at today's price of Bitcoin over $1.9 million per month of Bitcoin assets.

The Offering

LMI conducted an initial $5 million offering to position the Company to purchase additional Bitcoin miner units. Liquid Mining closed their Regulation CF round in mid-2023 only raising $1,468,303 of the $5M authorized. The Company filed a form C-AR for 2022 on May 1, 2023. The Company received 41 convertible note holders and has a total of 60 holders of record.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

OTHER MATERIAL TERMS

The Company does have the right or obligation to repurchase the Securities. The Securities do have a stated return or liquidation preference.

CONFLICTS OF INTEREST

The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Signature: *Richard R. Dwyer*

Liquid Mining Inc

By Richard Dwyer
Title: Chief Executive Officer